Exhibit 21.1

Creative Vistas, Inc.
List of subsidiaries

1.	Creative Vistas Acquisition Corp.
2.	Cancable Holding Corp.
3.	Iview Holding Corp.
4.	AC Technical Systems Ltd.
5.	Cancable Inc.
6.	Cancable, Inc.
7.	Iview Digital Video Solutions Inc.